

October 27, 2014

<u>Via E-mail</u>
Dickson Fang
Chief Executive Officer
Teletronics International, Inc.
2 Choke Cherry Road
Rockville, Maryland 20850

> **Re: Teletronics International, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12(g)**
> **Filed October 21, 2014**
> **File No. 0-55241**

Dear Mr. Fang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Financial Statements</u>

1. We note your response to comment 1. We also note that your registration statement went effective 60 days after the date of filing, which was after the 134th day from the date of your current financial statements. As previously requested, please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

<u>6. Long-Term Investment, page F-24</u>

2. Please clarify your revision made in response to comment 2. Disclose if true that all inter-entity profits and losses are eliminated until realized by either Teletronics International or Xun Yun Tian Technologies, as if your investee were consolidated in accordance with ASC 323-10-35-7. If not, please explain for us why this is not the case.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via E-mail
        William B. Barnett
        Barnett & Linn